# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WISeQey Corp., CIK 0001738699
CUSIP: G9724F105
Title of class of securities: Ordinary Shares (f/k/a Class B Ordinary Shares of WISeKey International Holding AG)
Address of issuer's principal executive offices: Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG 1110
Date of event which requires filing of this statement: 10/01/2026
Filed by CIK 0001896009
Persons authorized to receive notices and communications: WISeQey Corp., Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG 1110, 41-22-594-3000

## Reporting persons
- Peter Ward (CIK 0001896009): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 105,983; shared voting power 0; sole dispositive power 105,983; shared dispositive power 0; aggregate amount beneficially owned 105,983 (2.5% of the class)
  Comment: (1) This Schedule 13D relates to the securities of WISeQey Corp. ("WISeQey" or the "Issuer"), as successor to WISeKey International Holding AG ("WISeKey"). Prior to the completion of the cross-border merger (the "Merger") on October 1, 2026, this Schedule 13D related to the following classes of securities of WISeKey: Class B ordinary shares ("Class B Shares"), nominal value CHF 0.10 per share (represented in part by American Depositary Shares), and Class A ordinary shares, nominal value CHF 0.01 per share ("Class A Shares"). Following the Merger, the Reporting Person's WISeKey Class B Shares were exchanged for ordinary shares of WISeQey ("WISeQey Ordinary Shares") and the Reporting Person's WISeKey Class A Shares were exchanged for Class F Shares of WISeQey ("WISeQey Class F Shares"). Due to EDGAR structured data (XML) filing requirements effective for Schedule 13D filings, the cover page's numeric boxes (Rows 7 through 13) are limited to a single class of security and relate solely to the WISeQey Ordinary Shares . The amount of shares reported above relate to the WISeQey Ordinary Shares and include WISeQey Ordinary Shares issuable upon conversion of the WISeQey Class F Shares. Every ten (10) WISeQey Class F Shares are convertible at any time, at the option of the holder, into one WISeQey Ordinary Share. This comment shall serve as full disclosure of the Reporting Person's beneficial ownership of the WISeQey Class F Shares . As of the date hereof, the Reporting Person has sole voting power and sole dispositive power over 181,959 WISeQey Class F Shares consisting of (i) 7,419 WISeQey Class F Shares (representing the exchange of 7,419 WISeKey Class A Shares) and (ii) options to purchase up to 174,540 WISeQey Class F Shares (representing the conversion of options to purchase 174,540 WISeKey Class A Shares) that are exercisable within 60 days of the date hereof, and no shared voting or dispositive power over any WISeQey Class F Shares. The CUSIP listed on the cover page applies to the WISeQey Ordinary Shares.
  
  (2) The Reporting Person's 105,983 WISeQey Ordinary Shares consists of (i) 8,319 WISeQey Ordinary Shares (representing the exchange of 8,319 WISeKey Class B Shares), (ii) options to purchase up to 79,469 WISeQey Ordinary Shares (representing the conversion of options to purchase 79,469 WISeKey Class B Shares) that are exercisable within 60 days of the date hereof, (iii) 7,419 WISeQey Class F Shares (representing the exchange of 7,419 WISeKey Class A Shares) and (iv) options to purchase up to 174,540 WISeQey Class F Shares (representing the conversion of options to purchase 174,540 WISeKey Class A Shares) that are exercisable within 60 days of the date hereof, and no shared voting or dispositive power over any WISeQey Class F Shares.
  
  (3) Prior to the Merger, on June 30, 2023, WISeKey effected a reverse stock split with a different consolidation ratio applied to Class A Shares and Class B Shares (1-for-25 for Class A Shares and 1-for-50 for Class B Shares).
  
  (4) Prior to the Merger, on June 22, 2022, WISeKey effected a 1-for-2 reverse split of its American Depositary Shares ("ADSs"), changing the ADS ratio from one ADS representing 5 Class B Shares to one ADS representing 10 Class B Shares. On July 5, 2023, in connection with a 50-for-1 reverse stock split of WISeKey's Class B Shares, WISeKey effected a 1-for-2.5 reverse split of its ADSs. In connection with the Merger, the WISeKey ADS program was terminated and each WISeKey ADS was exchanged for one-half of one WISeQey Ordinary Share.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares (f/k/a Class B Ordinary Shares of WISeKey International Holding AG)
Name of issuer: WISeQey Corp.
Address of issuer's principal executive offices: Craigmuir Chambers, Road Town, Tortola, Virgin Islands British (D8), VG 1110
Comment:
This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed by Peter Ward (the "Reporting Person") on December 6, 2021 with the Securities and Exchange Commission (the "SEC") with respect to the Class B Shares, nominal value CHF 0.10 per share ("Class B Shares"), of WISeKey International Holding AG, a Swiss corporation ("WISeKey"). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 13D.

This Amendment No. 1 is being filed to report: (i) changes in the Reporting Person's beneficial ownership of Class A Shares, nominal value CHF 0.01 per share ("Class A Shares"), and Class B Shares of WISeKey that occurred between December 14, 2022 and September 24, 2026, including a reverse stock split effected by WISeKey, grants of additional stock options, and exercises of stock options; and (ii) the completion of the cross-border merger (the "Merger") and redomiciliation of WISeKey from Switzerland to the British Virgin Islands, which became legally effective on October 1, 2026, pursuant to which WISeKey merged with and into WISeQey Corp., a British Virgin Islands business company and wholly owned subsidiary of WISeKey ("WISeQey" or the "Issuer"), with WISeQey surviving as the successor issuer. Following completion of the Merger, the Reporting Person's Class B Shares and Class A Shares of WISeKey were exchanged for ordinary shares and Class F shares, respectively, of WISeQey. The principal executive offices of the Issuer are located at Craigmuir Chambers, Road Town, Tortola, British Virgin Islands VG1110. The Reporting Person acknowledges that he did not file amendments to the Schedule 13D within the time period required by Rule 13d-2(a) with respect to certain of these events.

The date listed on the cover page of this Amendment as the "Date of Event Which Requires Filing of This Statement" reflects the most recent event giving rise to an obligation to amend the Schedule 13D. A complete chronological description of each event that necessitated an amendment during the foregoing period, including the date, nature, and details of each such event, is set forth in Items 3, 4, 5, and 6 below.

## Item 2. Identity and Background
Name of person filing: Peter Ward
Residence or business address: c/o WISeQey Corp., Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands
Present principal occupation or employment: Member of the Board of Directors
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United Kingdom

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented as follows:

Option Grants. The Reporting Person was granted the following stock options pursuant to the WISeKey Employee Stock Option Plan (as amended):

December 14, 2022: grant of options to purchase 1,468,405 Class B Shares, as part of the Reporting Person's compensation for fiscal year 2022. The options may be exercised at any time on or before December 13, 2029, at an exercise price per option equal to CHF 0.05 per Class B Share.

October 28, 2024: grant of options to purchase 4,822 Class B Shares, as part of the Reporting Person's compensation for its board duties in Q3 2024. The options may be exercised at any time on or before October 23, 2031, at an exercise price per option equal to CHF 0.10 per Class B Share.

December 18, 2024: grant of options to purchase 12,000 Class B Shares, as part of the Reporting Person's compensation for fiscal years 2023 and 2024. The options may be exercised at any time on or before December 17, 2031, at an exercise price per option equal to CHF 0.10 per Class B Share.

May 5, 2025: grant of options to purchase 2,847 Class B Shares, as part of the Reporting Person's compensation for its board duties in Q4 2024 and Q1 2025. The options may be exercised at any time on or before May 1, 2032, at an exercise price per option equal to CHF 0.10 per Class B Share.

September 24, 2026: grant of options to purchase 4,894 Class B Shares, as part of the Reporting Person's compensation for its board duties in Q2, Q3 and Q4 2025. The options may be exercised at any time on or before December 4, 2032, at an exercise price per option equal to CHF 0.10 per Class B Share.

September 24, 2026: grant of options to purchase 2,992 Class B Shares, as part of the Reporting Person's compensation for its board duties in Q1 and Q2 2026. The options may be exercised at any time on or before September 23, 2033, at an exercise price per option equal to CHF 0.10 per Class B Share.

Option Exercises. On June 15, 2026, the Reporting Person exercised previously granted employee stock options. The exercise resulted in delivery of 11,468 Class B Shares on June 23, 2026. In connection with the exercise, 3,020 Class B Shares were deducted as a tax offset, resulting in a net delivery of 8,448 Class B Shares to the Reporting Person. The payment of the exercise price was paid from the personal funds of the Reporting Person.

Redomiciliation Merger. On June 26, 2026, WISeKey entered into a merger agreement (the "Merger Agreement") with WISeQey Corp. (formerly known as WISeKey International Corp.), a British Virgin Islands business company and a wholly owned subsidiary of WISeKey ("WISeQey"), pursuant to which WISeKey merged with and into WISeQey, with WISeQey surviving the merger as the publicly traded parent company and successor to WISeKey (the "Merger"). The Merger was approved by the shareholders of WISeKey at an extraordinary general meeting (the "EGM") held on September 9, 2026. The Merger became legally effective on October 1, 2026. In connection with the completion of the Merger: (i) each WISeKey ADS was exchanged for one-half of one WISeQey ordinary share; (ii) each WISeKey Class B Share was exchanged for one WISeQey ordinary share (unless the holder elected to receive WISeQey Class B shares, in which case each WISeKey Class B Share was exchanged for ten WISeQey Class B shares); and (iii) each WISeKey Class A Share was exchanged for one WISeQey Class F Share (unless the holder elected to receive WISeQey Class B shares, in which case each WISeKey Class A Share was exchanged for one WISeQey Class B share). As a result of the Merger, the WISeKey ADS program was terminated, and the WISeKey Class A Shares and Class B Shares were cancelled and exchanged for the applicable WISeQey securities in accordance with the exchange ratios set forth in the Merger Agreement and the elections made by holders. WISeQey filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission in connection with the Merger on July 16, 2026 under File No.: 333-297507, which contained a prospectus relating to the WISeQey shares issued in the Merger. WISeQey's ordinary shares are expected to commence trading under the ticker symbol "WQEY" on both the Nasdaq Global Market and the SIX Swiss Exchange (where they will have a primary listing) at market open on Monday, October 5, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

The Reporting Person acquired the securities reported herein for investment purposes and as part of his compensation for his service as the previous Chief Financial Officer of WISeKey and for his service as a member of the Board of Directors of WISeKey. The Reporting Person may, from time to time, acquire additional securities of the Issuer, dispose of some or all of such securities, or take other actions with respect to his investment in the Issuer. Any such actions will be dependent upon the Reporting Person's review of, among other things, the business and prospects of the Issuer, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations, and other factors. The Reporting Person holds his shares and options for investment purposes.

As described in Item 3 above, on June 26, 2026, WISeKey entered into the Merger Agreement with WISeQey to effect the Merger and WISeKey's redomiciliation from Switzerland to the British Virgin Islands. The Reporting Person, in his capacity as a member of the Board of Directors of WISeKey, approved and supported the Merger. At the EGM held on September 9, 2026, the Reporting Person voted all of his Class A Shares and Class B Shares of WISeKey in favor of the Merger. The Merger became legally effective on October 1, 2026. Following completion of the Merger, the Reporting Person's Class B Shares of WISeKey were exchanged for ordinary shares of WISeQey and the Reporting Person's Class A Shares of WISeKey were exchanged for Class F Shares of WISeQey, in each case in accordance with the exchange ratios set forth in the Merger Agreement. The Reporting Person expects to continue to hold his interest in WISeQey for investment purposes.

Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, following completion of the Merger, the Reporting Person beneficially owned: (i) 181,959 WISeQey Class F Shares consisting of (y) 7,419 WISeQey Class F Shares (representing the exchange of 7,419 WISeKey Class A Shares) and (z) options to purchase up to 174,540 WISeQey Class F Shares (representing the conversion of options to purchase 174,540 WISeKey Class A Shares) that are exercisable within 60 days of the date hereof representing approximately 10% of the outstanding WISeQey Class F Shares as of the date hereof, and (ii) 105,983 WISeQey Ordinary Shares consisting of (w) 8,319 WISeQey Ordinary Shares (representing the exchange of 8,319 WISeKey Class B Shares), (x) options to purchase up to 79,469 WISeQey Ordinary Shares (representing the conversion of options to purchase 79,469 WISeKey Class B Shares) that are exercisable within 60 days of the date hereof, (y) 7,419 WISeQey Class F Shares (representing the exchange of 7,419 WISeKey Class A Shares) and (z) options to purchase up to 174,540 WISeQey Class F Shares (representing the conversion of options to purchase 174,540 WISeKey Class A Shares) that are exercisable within 60 days of the date hereof, representing approximately 2.5% of the outstanding WISeQey Ordinary Shares as of the date hereof. As of the date hereof, the Reporting Person's beneficial holdings of WISeQey Class F Shares and WISeQey Ordinary Shares together represent 0.2% of the voting rights of the Issuer based on the total number of outstanding WISeQey Shares as of the date hereof. Each WISeQey Ordinary Share is entitled to one vote per share. Each WISeQey Class F Share is entitled to an adjustable number of voting rights as specified in WISeQey's memorandum and articles of association.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, following completion of the Merger, the number of shares that are beneficially owned by the Reporting Person as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

a. sole power to vote or to direct the vote:

(i) 181,959 WISeQey Class F Shares, consisting of (y) 7,419 WISeQey Class F Shares and (z) options to purchase up to 174,540 WISeQey Class F Shares that are exercisable within 60 days of the date hereof; and

(ii) 87,788 WISeQey Ordinary Shares consisting of (y) 8,319 WISeQey Ordinary Shares and (z) options to purchase up to 79,469 WISeQey Ordinary Shares that are exercisable within 60 days of the date hereof

b. shared power to vote or to direct the vote: 0

c. sole power to dispose or to direct the disposition: (i) 181,959 WISeQey Class F Shares , consisting of (y) 7,419 WISeQey Class F Shares and (z) options to purchase up to 174,540 WISeQey Class F Shares that are exercisable within 60 days of the date hereof; and (ii) 87,788 WISeQey Ordinary Shares consisting of (y) 8,319 WISeQey Ordinary Shares and (z) options to purchase up to 79,469 WISeQey Ordinary Shares that are exercisable within 60 days of the date hereof

d. shared power to dispose or to direct the disposition: 0
Transactions in the class effected during the past sixty days:
Within the past 60 days, the Reporting Person effected the following transactions:

On June 15, 2026, the Reporting Person exercised previously granted employee stock options. The exercise resulted in delivery of 11,468 Class B Shares of WISeKey on June 23, 2026. In connection with the exercise, 3,020 Class B Shares were deducted as a tax offset, resulting in a net delivery of 8,448 Class B Shares to the Reporting Person.

On September 24, 2026, the Reporting Person was granted options to purchase 4,894 Class B Shares of WISeKey, as part of the Reporting Person's compensation for its board duties in Q2, Q3 and Q4 2025. The options may be exercised at any time on or before December 4, 2032, at an exercise price per option equal to CHF 0.10 per share.

On September 24, 2026, the Reporting Person was granted options to purchase 2,992 Class B Shares of WISeKey, as part of the Reporting Person's compensation for its board duties in Q1 and Q2 2026. The options may be exercised at any time on or before September 23, 2033, at an exercise price per option equal to CHF 0.10 per share.

On October 5, 2026, in connection with the Merger, the Reporting Person's 8,319 Class B Shares of WISeKey were exchanged for 8,319 WISeQey Ordinary Shares and the Reporting Person's 7,419 Class A Shares of WISeKey were exchanged for 7,419 WISeQey Class F Shares. The Reporting Person's outstanding options to purchase WISeKey Class B Shares were assumed by WISeQey and converted into options to purchase an equivalent number of WISeQey Ordinary Shares on the same terms and conditions. The Reporting Person's outstanding options to purchase WISeKey Class A Shares were assumed by WISeQey and converted into options to purchase an equivalent number of WISeQey Class F Shares on the same terms and conditions.
Other persons with the right to receive dividends or sale proceeds: None.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented as follows:

In addition to the contracts, arrangements, understandings and relationships previously described in the Schedule 13D, including the Share Exchange Undertaking, the Option Agreements, and the WISeKey Employee Stock Option Plan (each as previously described), the following additional arrangements are in effect:

Option Agreement for 2022 Compensation: The Reporting Person was granted options to purchase 1,468,405 Class B Shares effective December 31, 2022, pursuant to the WISeKey Employee Stock Option Plan (as amended) and the Option Agreement between WISeKey International Holding Ltd and Peter Ward dated December 14, 2022.

Option Agreement for 2023-2024 Compensation: The Reporting Person was granted options to purchase 12,000 Class B Shares for fiscal years 2023 and 2024, pursuant to the WISeKey Employee Stock Option Plan (as amended) and the Option Agreement between WISeKey International Holding Ltd and Peter Ward dated December 18, 2024.

Option Agreement for Q3 2024 Compensation: The Reporting Person was granted options to purchase 4,822 Class B Shares, pursuant to the WISeKey Employee Stock Option Plan (as amended) and the Option Agreement between WISeKey International Holding Ltd and Peter Ward dated October 24, 2024 and executed on October 28, 2024.

Option Agreement for Q4 2024 and Q1 2025 Compensation: The Reporting Person was granted options to purchase 2,847 Class B Shares, pursuant to the WISeKey Employee Stock Option Plan (as amended) and the Option Agreement between WISeKey International Holding Ltd and Peter Ward dated May 2, 2025 and executed on May 5, 2025.

Option Agreement for Q2, Q3 and Q4 2025 Compensation: The Reporting Person was granted options to purchase 4,894 Class B Shares, pursuant to the WISeKey Employee Stock Option Plan (as amended) and the Option Agreement between WISeKey International Holding Ltd and Peter Ward dated December 5, 2025 and executed on September 24, 2026.

Option Agreement for Q1 and Q2 2026 Compensation: The Reporting Person was granted options to purchase 2,992 Class B Shares, pursuant to the WISeKey Employee Stock Option Plan (as amended) and the Option Agreement between WISeKey International Holding Ltd and Peter Ward dated and executed on September 24, 2026. Merger Agreement: On June 26, 2026, WISeKey entered into the Merger Agreement with WISeQey to effect the Merger and WISeKey's redomiciliation from Switzerland to the British Virgin Islands. The Merger Agreement is filed as Exhibit 11 hereto. The Merger became legally effective on October 1, 2026. In connection with the Merger, the Reporting Person's outstanding stock options were assumed by WISeQey and converted into options to purchase the corresponding class of WISeQey shares on the same terms and conditions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits are filed (or incorporated by reference) herewith:

Previously Filed Exhibits (incorporated by reference from the Schedule 13D):

Exhibit 1: Share Exchange Undertaking, dated February 6, 2016, between WISeKey International Holding AG, Carlos Moreira and Peter Ward

Exhibit 2: Option Agreement between WISeKey International Holding AG and Peter Ward, dated September 27, 2019

Exhibit 3: WISeKey Employee Share Option Plan, dated September 29, 2016 (incorporated by reference to Exhibit 4.1 to WISeKey's Registration Statement on Form 20-F filed November 08, 2019)

Exhibit 4: Option Agreement between WISeKey International Holding AG and Peter Ward, dated November 25, 2021

Exhibit 5: Option Agreement between WISeKey International Holding AG and Peter Ward, dated November 25, 2021

Exhibit 6: WISeKey Employee Stock Option Plan, as amended November 24, 2021

Exhibit 7: Shareholder Agreement, dated February 6, 2016, between WISeKey International Holding AG and Peter Ward New Exhibits Filed Herewith:

New Exhibits Filed Herewith:

Exhibit 8 -- Option Agreement between WISeKey International Holding Ltd and Peter Ward dated December 14, 2022

Exhibit 9 -- Option Agreement between WISeKey International Holding Ltd and Peter Ward dated December 18, 2024

Exhibit 10 -- Option Exercise Notice dated June 15, 2026

Exhibit 11 -- Merger Agreement dated June 26, 2026, by and between WISeKey International Holding Ltd and WISeKey International Corp. (n/k/a WISeQey Corp.)

Exhibit 12 -- Option Agreement between WISeKey International Holding Ltd and Peter Ward dated October 24, 2024

Exhibit 13 -- Option Agreement between WISeKey International Holding Ltd and Peter Ward dated May 2, 2025

Exhibit 14 -- Option Agreement between WISeKey International Holding Ltd and Peter Ward dated December 5, 2025

Exhibit 15 -- Option Agreement between WISeKey International Holding Ltd and Peter Ward dated September 24, 2026

Exhibit 16 -- Press Release dated October 1, 2026 announcing effectiveness of the Merger

## Signatures
- Peter Ward: /s/ Peter Ward, Peter Ward (10/08/2026)